UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Amendment No. 4

Target Hospitality Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

87615L 107

(CUSIP Number)

David M. Klein, P.C.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(t) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “ filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Manjit Dale
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom

Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 64,602,717
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 64,602,717

11	Aggregate Amount Beneficially Owned by Each Reporting Person 64,602,717
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 64.3%
14	Type of Reporting Person* IN

1	Names of Reporting Persons Gary Lindsay
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom

Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 64,602,717
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 64,602,717

11	Aggregate Amount Beneficially Owned by Each Reporting Person 64,602,717
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 64.3%
14	Type of Reporting Person* IN

1	Names of Reporting Persons Thomas Mitchell
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom

Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 64,602,717
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 64,602,717

11	Aggregate Amount Beneficially Owned by Each Reporting Person 64,602,717
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 64.3%
14	Type of Reporting Person* IN

1	Names of Reporting Persons TDR Capital LLP
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom

Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 64,602,717
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 64,602,717

11	Aggregate Amount Beneficially Owned by Each Reporting Person 64,602,717
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 64.3%
14	Type of Reporting Person* PN

1	Names of Reporting Persons TDR Capital II Investments L.P.
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom

Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 64,602,717
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 64,602,717

11	Aggregate Amount Beneficially Owned by Each Reporting Person 64,602,717
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 64.3%
14	Type of Reporting Person* PN

1	Names of Reporting Persons Sapphire Holding S.à r.l.
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg

Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 48,973,852
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 48,973,852

11	Aggregate Amount Beneficially Owned by Each Reporting Person 48,973,852
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 48.7%
14	Type of Reporting Person* OO (Luxembourg société à responsabilité limitée)

1	Names of Reporting Persons Arrow Holdings S.à r.l.
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg

Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 48,973,852
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 48,973,852

11	Aggregate Amount Beneficially Owned by Each Reporting Person 48,973,852
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 48.7%
14	Type of Reporting Person* OO (Luxembourg société à responsabilité limitée)

1	Names of Reporting Persons Modulaire Holding S.à r.l. (fka Algeco Holding S.à r.l.)
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg

Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 15,628,865
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,628,865

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,628,865
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 15.5%
14	Type of Reporting Person* OO (Luxembourg société à responsabilité limitée)

1	Names of Reporting Persons MFA Limited Partnership SLP (fka Algeco Limited Partnership SLP)
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg

Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 15,628,865
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,628,865

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,628,865
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 15.5%
14	Type of Reporting Person* OO (Luxembourg société à responsabilité limitée)

1	Names of Reporting Persons MFA Global S.à r.l. (fka Algeco Global S.à r.l.)
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg

Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 15,628,865
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,628,865

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,628,865
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 15.5%
14	Type of Reporting Person* OO (Luxembourg société à responsabilité limitée)

Explanatory Note

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D previously filed with the U.S. Securities and Exchange Commission (the “SEC”) by the Reporting Persons and last amended by Amendment No. 3 filed on March 30, 2021 (as so amended, the “Existing Schedule”) related to the Common Stock of the Issuer. Information set forth in response to any item of the Existing Schedule, as amended and restated by this Amendment, shall be deemed to be responsive to all other items hereof to which such information is relevant.

Except as set forth herein, the Existing Schedule is unmodified. Capitalized terms used but not defined herein have the meanings given to such terms in the Existing Schedule.

Item 1. Security and Issuer.

Item 1 of the Existing Schedule is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Target Hospitality Corp., a Delaware corporation (referred to herein as the “Issuer”). The principal executive offices of the Issuer are located at 9320 Lakeside Boulevard, Suite 300, The Woodlands, TX 77381.

Item 2. Identity and Background.

(a), (b), (c) and (f) of Item 2 of the Existing Schedule are hereby amended and restated in their entirety as follows:

This Schedule 13D is being filed jointly by the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

1.	Manjit Dale
2.	Gary Lindsay
3.	Thomas Mitchell
4.	TDR Capital LLP
5.	TDR Capital II Investments L.P.
6.	Sapphire Holding S.à r.l.
7.	Arrow Holdings S.à r.l.
8.	Modulaire Holding S.à r.l. (fka Algeco Holding S.à r.l.)
9.	MFA Limited Partnership SLP (fka Algeco Limited Partnership SLP)
10.	MFA Global S.à r.l. (fka Algeco Global S.à r.l.)

The Common Stock of the Issuer is indirectly owned by the Investment Fund, TDR Capital II Investments L.P. (“TDR Capital II”). TDR Capital II is managed by TDR Capital LLP (“TDR Capital”). Manjit Dale is a founding partner of TDR Capital (the “Founding Partner”). Gary Lindsay and Thomas Mitchell are the managing partners of TDR Capital (the “Managing Partners” and, together with the Founding Partner, the “Partners”). Each of the Partners is a citizen of the United Kingdom. The business address of each of the Partners is 20 Bentinck Street, London, W1U 2EU. Due to the position of the Partners at TDR Capital, they are Reporting Persons in relation to this Schedule 13D.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13(d)-1(k)(1) of the Act.

Both TDR Capital and TDR Capital II are organized under the laws of the United Kingdom. The address of the principal business and principal office of both TDR Capital and TDR Capital II is 20 Bentinck Street, London, W1U 2EU.

The Common Stock of the Issuer is held through a series of holding entities being, MFA Limited Partnership SLP (fka Algeco Limited Partnership SLP), which is a Luxembourg société en commandite special (“MFA SLP”), Modulaire Holding S.à r.l. (fka Algeco Holding S.à r.l.) (“Modulaire Holding”), MFA Global S.à r.l. (fka Algeco Global S.à r.l.) (“MFA Global” and, together with Modulaire Holding, the “Modulaire-MFA Sarl Entities”), Sapphire Holding S.à r.l. (“Sapphire Holding”) and Arrow Holdings S.à r.l. (“Arrow Holdings” and, together with Sapphire Holding and the Modulaire-MFA Sarl Entities, the “Sarl Entities”), each of which is a Luxembourg société à responsabilité limitée. The address of the principal business and principal office of each of the Sarl Entities is 20, rue Eugène Ruppert, L-2453, Luxembourg.

The manager of MFA SLP is MFA G.P. S.à r.l., a Luxembourg société à responsabilité limitée. The business address of MFA G.P. S.à r.l. is 20, rue Eugène Ruppert, L-2453, Luxembourg. The managers of the Modulaire-MFA Sarl Entities are a combination of Gary May, Evelina Jakstas, Jan Willem Overheul, and Vincent Gillet (together with MFA G.P. S.à r.l., the “Luxembourg Managers”). The managers of Sapphire Holding and Arrow Holdings are Gary May, Evelina Jakstas, Jan Willem Overheul, and Vincent Gillet. The business address for Messrs. Overheul and Gillet is 20 rue de la Poste, L-2346, Luxembourg. The business address for Ms. Jakstas and Mr. May is 20 rue Eugene Ruppert, L-2453 Luxembourg. Mr. May is a citizen of the United Kingdom, Ms. Jakstas is a citizen of Lithuania, Mr. Overheul is a citizen of the Netherlands and Mr. Gillet is a citizen of Luxembourg.

The Reporting Persons and the managers of each Reporting Person are principally engaged in the business of investments in securities.

(d)

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Related Persons, has been convicted in a criminal proceeding.

(e)

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Related Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Existing Schedule is hereby amended and supplemented by adding the following information at the end of such item:

The Reporting Persons have not obtained any financing commitment or agreed to any financing terms regarding the transactions contemplated by the Proposal described in Item 4 hereof. Any third-party financing for the transactions contemplated by the Proposal remains subject to negotiation, and the Reporting Persons can provide no assurances that they will be able to negotiate definitive agreements or obtain financing on terms acceptable to them.

Item 4. Purpose of Transaction.

The information set forth or incorporated by reference in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Item 4 of the Existing Schedule is hereby amended and supplemented by adding the additional following information at the end of such item:

The Proposal

On March 24, 2024, Arrow Holdings determined to pursue a transaction to take the Issuer private and to submit to the board of directors of the Issuer (the “Board”) a non-binding proposal with respect to such a transaction. On March 24, 2024, Arrow Holdings delivered to the Board a letter setting forth a non-binding proposal to acquire all of the outstanding shares of Common Stock of the Issuer that are not owned by the Reporting Persons for cash consideration of $10.80 per share (the “Proposal”). A copy of the Proposal is filed herewith as Exhibit 2, and the information set forth in the Proposal is incorporated by reference herein.

Arrow Holdings indicated in the Proposal that it expects that a special committee of independent directors appointed by the Board and advised by independent legal and financial advisors (the “Special Committee”) will consider the Proposal and make a recommendation to the Board. Arrow Holdings also stated in the Proposal that it will not proceed with the transaction contemplated by the Proposal unless the proposed transaction is approved by the Special Committee and that the proposed transaction will also be subject to a non-waivable condition requiring approval by the holders of a majority of the outstanding shares of Common Stock that are not owned or controlled by the Reporting Persons or any rollover stockholders.

The Proposal may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Common Stock from The Nasdaq Capital Market and other material changes in the Issuer’s business or corporate structure.

No assurances can be given that the transaction contemplated by the Proposal will be consummated. Arrow Holdings reserves the right to modify or withdraw the Proposal at any time. The Reporting Persons reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time.

Item 4 of the Existing Schedule is hereby further amended and supplemented by amending and restating in its entirety the section entitled “Earnout Agreement & Escrow Agreement” as follows:

Earnout Agreement & Escrow Agreement

On the closing date of the Business Combination, the Issuer, Arrow Holdings and each of Jeff Sagansky, Eli Baker and Harry E. Sloan (together, the “Founders”) entered into an earnout agreement (the “Earnout Agreement”) and an escrow agreement (the “Escrow Agreement”) pursuant to which the Founders deposited into escrow certain of their founder shares. The shares were required to be released from escrow to the Founders and/or transferred to Arrow Holdings upon the achievement of certain earnout targets. Upon the expiration of the three-year earnout period, any founder shares remaining in escrow that were not released in accordance with the Earnout Agreement were required to be transferred to the Issuer for cancellation. In accordance with the Earnout Agreement, as of the expiration date of the earnout period (March 15, 2022), the 5,015,898 founder shares in escrow had not been released and were cancelled and returned to the Issuer to be held in treasury.

The foregoing description of the Registration Rights Agreement, the Earnout Agreement, the Escrow Agreement and the Merger Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Existing Schedule is hereby amended and restated in its entirety as follows:

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover page of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose of or to direct the disposition of, or shared power to dispose of or direct the disposition of. All percentages specified in this Item 5 are based on an aggregate of 100,520,429 shares of Common Stock outstanding as of March 8, 2024, as reported in the Issuer’s annual report filed by the Issuer with the SEC on March 13, 2024, which is the most recently available filing with the SEC by the Issuer as of the date of the filing of this Schedule.

(a) and (b)

Reporting Person	Amount beneficially owned		Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Manjit Dale	64,602,717	(i)	64.3%	0	64,602,717	0	64,602,717
Gary Lindsay	64,602,717	(i)	64.3%	0	64,602,717	0	64,602,717
Thomas Mitchell	64,602,717	(i)	64.3%	0	64,602,717	0	64,602,717
TDR Capital LLP	64,602,717	(i)	64.3%	0	64,602,717	0	64,602,717
TDR Capital II Investments L.P.	64,602,717	(i)	64.3%	0	64,602,717	0	64,602,717
Sapphire Holding S.à r.l.	48,973,852		48.7%	0	48,973,852	0	48,973,852
Arrow Holdings S.à r.l.	48,973,852		48.7%	0	48,973,852	0	48,973,852
Modulaire Holding S.à r.l. (fka Algeco Holding S.à r.l.)	15,628,865		15.5%	0	15,628,865	0	15,628,865
MFA Limited Partnership SLP (fka Algeco Limited Partnership SLP)	15,628,865		15.5%	0	15,628,865	0	15,628,865
MFA Global S.à r.l. (fka Algeco Global S.à r.l.)	15,628,865		15.5%	0	15,628,865	0	15,628,865

(i)	Includes (a) 15,628,865 shares of Common Stock held by MFA Global and (b) 48,973,852 shares of Common Stock held by Arrow Holdings.

Manjit Dale is a founding partner of TDR Capital. Gary Lindsay and Thomas Mitchell are the managing partners of TDR Capital. TDR Capital is the manager of TDR Capital II.

TDR Capital II, acting by TDR Capital, is the controlling shareholder of Sapphire Holding, which is the controlling shareholder of Arrow Holdings.

TDR Capital II, acting by TDR Capital, is the controlling shareholder of Modulaire Holding, which is the controlling shareholder of MFA SLP, which is the controlling shareholder of MFA Global.

(c)

None of the Reporting Persons, or to the knowledge of the Reporting Persons, none of the Related Persons hereof, has engaged in any transaction during the past 60 days in any shares of Common Stock, except as otherwise described in this Schedule 13D.

(d)

None.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The first sentence of Item 6 of the Existing Schedule is hereby amended and restated in its entirety as follows:

The information set forth or incorporated by reference in Items 3, 4, and 5 of this Schedule 13D and Exhibits 1, 2 and  3 hereto, is incorporated by reference in its entirety into this Item 6.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Existing Schedule is hereby amended and restated in its entirety as follows:

The following documents are filed as exhibits:

1.	Joint Filing Agreement, dated as of March 24, 2024 by and among the Reporting Persons (filed herewith).

2.	Letter, dated March 25, 2024, from Arrow Holdings to the Board (filed herewith).

3.

Amended and Restated Registration Rights Agreement dated March 15, 2019 by and among the Issuer, Arrow Holdings, Algeco Investments, and the other parties named therein (filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K as filed with the SEC on March 21, 2019 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: March 24, 2024

TDR CAPITAL LLP

By:	/s/ Blair Thompson
Name: Blair Thompson
Title: Manager

TDR CAPITAL II INVESTMENTS L.P.

By:	TDR Capital LLP

By:	/s/ Blair Thompson
Name: Blair Thompson
Title: Partner

ARROW HOLDINGS S.À R.L.

By:	/s/ Evelina Jakstas
Name: Evelina Jakstas
Title: Manager

MODULAIRE HOLDING S.À R.L. (fka ALGECO HOLDING S.À R.L.)

By:	/s/ Evelina Jakstas
Name: Evelina Jakstas
Title: Manager

MFA LIMITED PARTNERSHIP SLP (fka ALGECO LIMITED PARTNERSHIP SLP)

By:	MFA G.P. S.a r.l.

By:	/s/ Evelina Jakstas
Name: Evelina Jakstas
Title: Gerant

MFA GLOBAL S.À R.L. (fka ALGECO GLOBAL S.À R.L.)

By:	/s/ Evelina Jakstas
Name: Evelina Jakstas
Title: Manager

SAPPHIRE HOLDING S.À R.L.

By:	/s/ Evelina Jakstas
Name: Evelina Jakstas
Title: Manager

MANJIT DALE

By:	/s/ Manjit Dale
Manjit Dale

GARY LINDSAY

By:	/s/ Gary Lindsay
Gary Lindsay

THOMAS MITCHELL

By:	/s/ Thomas Mitchell
Thomas Mitchell